SEC 1815 (11-2002)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  November 14, 2003

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

  Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

  Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

  a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:.

  press releases;

  communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

  documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

Exhibit Index for November, 2003 Form 6-K

1.0

News Release No. 20 dated November 6, 2003.

1.1

News Release No. 21 dated November 6, 2003.

2.0

Material Change Report filed on November 14, 2003.

Shares Listed: Toronto Stock Exchange
TSX Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  20  - 2003

NOVEMBER 6, 2003
FOR IMMEDIATE RELEASE

AURIZON TO BEGIN TRADING ON THE AMERICAN STOCK EXCHANGE

Aurizon's common shares have been approved for listing on the American Stock Exchange (the "AMEX").  The Company expects to commence trading on the AMEX on Monday, November 10, 2003, under the ticker symbol "AZK".  The Company's AMEX Specialist will be AIM Securities Co. and investors are invited to view the Company's "Opening Bell Ceremony" at http://www.amex.com.

"We believe that the listing on AMEX will provide increased liquidity and greater exposure to a larger capital market by allowing our investors to trade Aurizon shares on a major U.S. exchange." stated David P. Hall, President and Chief Executive Officer.

The Company's shares will continue to trade on the Toronto Stock Exchange under the symbol "ARZ".

Aurizon is a Canadian-based gold producing mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares currently trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements", including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Report on Form 20-F filed as an alternative for of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission , and with the Toronto Stock Exchange.

Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com
November 6, 2003 FOR IMMEDIATE RELEASE

THIRD QUARTER REPORT SEPTEMBER 30, 2003
News Release Issue No. 21 - 2003

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Third Quarter Highlights:

  Two equity financings for gross proceeds totaling $24 million.

  Four new gold zones intersected south of Casa Berardi fault.

  Gold mineralization at Casa Berardi extended 300 metres east of Zones 118-120.

  Underground ramp reaches the targeted 550 metre level.

THIRD QUARTER FINANCIAL RESULTS

For the third quarter of 2003, Aurizon reports net earnings of $8,000, or nil cents per share, compared to a net loss of $627,000, or 1 cent per share in the same period of 2002.  Cash flow from operating activities in the quarter was $1,467,000, compared to a cash outflow of $237,000 in the third quarter of 2002.

Revenues in the third quarter of 2003 increased to $4.8 million from $4.0 million for the same period of 2002, primarily as a result of higher gold production.  The average realized gold price in the third quarter was US$373 per ounce, 16% higher than the US$322 per ounce realized in the same period of 2002.  However, a stronger Canadian dollar limited the Canadian dollar gold price increase to 5%, or Cad$521 per ounce compared to Cad$498 per ounce in the same period of 2002.

Mine operating costs in the third quarter of 2003 increased to $3.3 million from $2.9 million due to increased ore throughput.  Total cash costs per ounce increased to US$275 from US$249 in 2002, due to the strength of the Canadian dollar.  Unit costs in Canadian dollar terms actually dropped by 3% in the third quarter of 2003 compared to the same period of 2002.

Care and maintenance costs at Casa Berardi are being capitalized in 2003 due to the significant exploration activity underway, whereas costs totaling $642,000 were charged to operations in the third quarter of 2002.

Increased exploration and development activity at the Sleeping Giant Mine in 2003 has resulted in higher depreciation and depletion charges of $899,000, or US$75 per ounce, compared to $667,000, or US$57 per ounce in the same period of 2002.

Capital expenditures of $6 million were incurred during the third quarter of 2003, of which $4.3 million was invested at Casa Berardi and $1.7 million was invested at Sleeping Giant. Aggregate capital expenditures for the same period of 2002 totaled $2 million.

Two equity financings were completed in the third quarter of 2003 for net proceeds of $22.5 million.  A further $1.0 million was received from the exercise of stock options and private placement warrants, resulting in total net proceeds of $23.5 million from the issuance of common shares in the third quarter, compared to proceeds of $83,000 in the same period of 2002.  In the third quarter of 2003, Aurizon also received $560,000 in respect of Quebec refundable tax credits for certain exploration expenditures at Casa Berardi.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

NINE MONTH FINANCIAL RESULTS

Revenues of $12.7 million for the first nine months of 2003 matched those achieved in the same period of 2002.  For the nine months ended September 30, 2003, Aurizon reports a net loss of $210,000, or nil cents per share, compared to a net loss of $1.7 million, or 4 cents per share for the comparable period in 2002.  Cash flow from operating activities was $1.8 million, compared to negative cash flow of $1.3 million in the same period of 2002.

The average gold price per ounce realized for the nine months ended September 30, 2003 was US$362 , 19% higher than the US$305 realized in the same period of 2002.  A stronger Canadian dollar mitigated the strength of the U.S. dollar gold price, resulting in realized gold prices of Cad$522 per ounce for the nine months ended September 30, 2003, 9% higher than the Cad$478 realized in the same period of 2002.

Care and maintenance costs at Casa Berardi were capitalized in the first nine months of 2003 due to the significant exploration activity underway, whereas costs totaling $1.8 million, were charged to operations during the same period of 2002.

Depreciation and depletion charges increased to $1.9 million, or US$58 per ounce, compared to $1.7 million, or US$43 per ounce in the same period of 2002 due to increased exploration and development activity at Sleeping Giant.

There were no interest and finance costs for the first nine months of 2003, whereas these costs totaled $482,000 in the same period of 2002 as a result of expensing deferred finance and interest costs associated with the early repayment of the Casa Berardi long-term debt.

Cash used for investing activities for the first nine months of 2003 increased to $15.3 million compared to $4.4 million in the same period of 2002.  During the current nine-month period, $10.8 million was invested at Casa Berardi and $4.5 million was invested at Sleeping Giant.

Financing activities for the first nine months of 2003 resulted in net cash inflows of $32.2 million, compared to $9.1 million in 2002.  Three equity private placements, for net proceeds of $27.2 million, were completed in the first nine months of 2003.  A further $4.4 million was received from the exercise of private placement warrants and stock options, resulting in total proceeds of $31.6 million from the issuance of common shares.  Aurizon also received $560,000 in 2003, in respect of Quebec refundable tax credits for certain exploration expenditures at Casa Berardi.  At September 30, 2003, $1,115,568 of refundable tax credits have been accrued in respect of certain 2003 exploration expenditures.

SLEEPING GIANT MINE, QUEBEC

The Sleeping Giant Mine produced 17,475 ounces of gold during the third quarter of 2003, compared to 15,033 ounces during the same period of 2002.  Aurizon's share of production was 8,737 ounces.  The average grade was 11.2 grams per tonne, compared to 10.7 grams per tonne in the same period of 2002.  Total cash costs increased to

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

US$275 per ounce from US$249 per ounce for the same period of 2002, due to the stronger Canadian dollar.

Total cash costs per ounce during the nine month period increased to US$277 from US$234 in the previous year due to lower ore throughput and a stronger Canadian dollar in 2003.  Gold production for the nine months was 46,565 ounces at an average grade of 11.8 grams per tonne.  Production during the same period of 2002 was 49,879 ounces at an average grade of 10.3 grams per tonne.  Aurizon's share of 2003 mine production was 23,282 ounces.

Initiated in March 2003, the shaft deepening program as at November 5, 2003, has extended the shaft by 144 metres, 72% of the targeted depth.  The program is approximately two months behind schedule due to a lack of skilled labour and initial startup difficulties.  This delay is not expected to impact production forecasts.  Aurizon's share of capital expenditures is estimated to be $4.0 million. This capital project will provide access to the 8 and 30 Zones on three new levels and allow for the establishment of new exploration drill bases.

CASA BERARDI, QUEBEC

During the third quarter of 2003, 526 metres of ramp development was completed, allowing the ramp to reach its targeted depth of 550 metres.  The ramp will be extended a further 100 metres to allow for an ore chute to be connected to the planned track drift at the 550 metre level.  Approximately 150 metres of drifting from the ramp is required to reach the western limits of Zone 113, at which point the drift will divide in two, one to access the ore zone and one to provide a drill base for definition drilling, which is expected to commence in the fourth quarter of 2003.

Development is progressing well, with costs and productivity near budget, although six weeks behind schedule due to a longer than expected startup period.  It is anticipated that this delay will be recovered as more underground working faces become available.

Drill results from surface drilling in the third quarter have extended mineralization 300 metres east of the resources in Zones 118-120, and have confirmed the dip extension of the Principal Zones south of the Casa Berardi fault.  Gold mineralization now appears to be associated with a 500 metre wide corridor containing several gold bearing structures. Three surface drill rigs will remain active in this area during the fourth quarter.

CORPORATE

Aurizon continues to strengthen the Casa Berardi technical team responsible for the current surface and underground programs, feasibility study completion and ultimate development and operation of the project.  The twenty-three individual team members average more than twenty years of experience in various aspects of engineering, geology, technical support, administration and underground mining supervision and planning, particularly in the Abitibi belt with groups such as Barrick, Cambior and Falconbridge.

OUTLOOK

With cash and working capital in excess of
$30 million at September 30, 2003 and no debt, Aurizon continues both its surface and underground exploration programs with the objective of completing an updated feasibility study in 2004. Engineering studies have been initiated to incorporate the results of the current programs.

"We are very pleased with our progress during the quarter" commented David Hall, Chief Executive Officer, "Our strengthened financial position will enable us to continue the development of Casa Berardi, including the completion of  the feasibility study."

Incorporating results to date, Aurizon's 2003 gold production target for Sleeping Giant is 32,000 ounces at a total cash cost of US$280 per ounce, based upon an average Canadian dollar exchange rate of 1.40.  A change of 0.05 in the Canadian dollar exchange rate impacts total cash costs by approximately US$10 per ounce.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

CORPORATE OFFICE

Suite 900, 510 Burrard Street,
Vancouver, B.C. V6C 3A8
Tel:  (604) 687-6600
Fax:  (604) 687-3932
Email:  info@aurizon.com

OPERATIONS

Mines Aurizon ltee
C.P. 487, 1010 - 3rd Avenue East,
Val-d'Or, Quebec  J9P 4P5
Tel: (819) 874-4511
Fax:  (819) 874-3391
Email:  aurizon@aurizon.qc.ca

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street,
Vancouver, B.C.
V6C 3B9
National Call Centre: 1-800-564-6253
Tel: (604) 661-0222
Fax: (604) 661-9480
Email: caregistryinfo@computershare.com

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Ticker Symbol:  ARZ

INVESTOR RELATIONS

Tel:  (604) 687-6600
Fax:  (604) 687-3932
Email: info@aurizon.com
Web Site:  www.aurizon.com
Toll Free Can./U.S.:  1-888-411-GOLD

For investor inquires and a investors package, please
contact the Company at:
Toll free Can/US:  1-888-411-GOLD
Phone/Fax:  (604) 687-6600
Email:  info@aurizon.com
Internet:  www.aurzon.com

This Report contains "forward-looking statements", including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

Aurizon Mines Ltd.

Consolidated Balance Sheets  (unaudited) --  As at
(all figures in Canadian dollars)

	September 30	December 31
	2003	2002
	$	$
ASSETS
CURRENT
Cash and cash equivalents	31,059,327	12,441,888
Bullion settlements	1,486,193	606,045
Accounts receivable	862,139	1,118,180
Prepaids	704,596	293,900
Inventory	1,126,089	436,573
TOTAL CURRENT ASSETS	35,238,344	14,896,586
REFUNDABLE TAX CREDITS	1,115,568	-
PROPERTY, PLANT & EQUIPMENT	7,032,993	6,624,089
MINERAL PROPERTIES	32,774,560	21,144,354
TOTAL ASSETS	76,161,465	42,665,029
LIABILITIES
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	4,960,593	2,892,154
PROVISION FOR RECLAMATION COSTS	3,636,405	3,636,405
TOTAL LIABILITIES	8,596,998	6,528,559
SHAREHOLDERS' EQUITY
SHARE CAPITAL	121,351,884	83,195,861
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES	-	6,517,534
DEFICIT	(54,530,360)	(54,319,868)
TOTAL SHAREHOLDERS' EQUITY	67,564,467	36,136,470
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	76,161,465	42,665,029

Approved on behalf of the Board,

Robert Normand,

David P. Hall,

Director, Chairman of the Audit Committee

Director, Chairman and C.E.O.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

Aurizon Mines Ltd.
Consolidated Statements of Earnings and Deficit (unaudited)
(all figures in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	$	$	$	$
Revenue
Mining operations	4,635,585	3,814,729	12,337,304	12,158,826
Interest and other income	168,905	213,863	319,928	553,144
	4,804,490	4,028,592	12,657,232	12,711,970
Expenses
Operating costs	3,311,458	2,933,006	9,219,389	9,153,625
Depreciation and depletion	899,026	667,043	1,926,157	1,696,013
Administrative and general costs	412,786	334,267	1,429,884	1,086,410
Care and maintenance costs	-	642,199	-	1,843,448
Exploration and property investigation	-	20,658	-	73,386
Interest and financing costs	-	34,925	-	481,858
Loss (gain) on sale of property, plant & equipment	(22,350)	(42)	(21,651)	(11,011)
Capital taxes	125,048	20,220	210,114	92,021
	4,725,968	4,652,276	12,763,893	14,415,750
EARNINGS (LOSS) FOR THE PERIOD BEFORE INCOME TAXES	78,522	(623,684)	(106,661)	(1,703,780)
INCOME TAX EXPENSE	(70,595)	(3,152)	(103,831)	(30,662)
NET EARNINGS (LOSS) FOR THE PERIOD DEFICIT - BEGINNING OF PERIOD	7,927 (54,538,287)	(626,836) (52,658,568)	(210,492) (54,319,868)	(1,734,442) (51,550,962)
DEFICIT - END OF PERIOD	(54,530,360)	(53,285,404)	(54,530,360)	(53,285,404)
EARNINGS (LOSS) PER SHARE - Basic and Diluted	0.00	(0.01)	0.00	(0.04)
Weighted average number of common shares outstanding	88,840,834	56,612,012	75,806,254	49,609,772

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)
(all figures in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	$	$	$	$
OPERATING ACTIVITIES
Net Earnings (loss) for the period	7,927	(626,836)	(210,492)	(1,734,442)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	922,663	695,324	1,996,521	1,779,126
Interest and financing	-	-	-	481,966
(Gain) loss on sale of property, plant & equipment	(22,350)	(42)	(21,651)	(11,011)
Cash flow from operations	908,240	68,446	1,764,378	515,639
Decrease (increase) in non-cash working capital items	559,207	(305,627)	(2,815)	(1,793,533)
	1,467,447	(237,181)	1,761,563	(1,277,894)
INVESTING ACTIVITIES
Property, plant & equipment	(270,721)	(13,187)	(788,491)	(107,378)
Mineral properties	(5,769,262)	(1,960,590)	(14,617,427)	(4,359,956)
Proceeds on disposal of property, plant & equipment	55,000	50	62,900	36,248
	(5,984,983)	(1,973,727)	(15,343,018)	(4,431,086)
FINANCING ACTIVITIES
Government grant	-	2,342	-	52,400
Refundable tax credits	560,405	-	560,405	-
Mining duties	-	-	-	555,483
Issuance of shares	23,531,212	82,650	31,638,489	12,364,250
Long-term debt repayments	-	-	-	(3,880,400)
	24,091,617	84,992	32,198,894	9,091,733
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	19,574,081 11,485,246	(2,125,916) 7,295,724	18,617,439 12,441,888	3,382,753 1,787,055
CASH AND CASH EQUIVALENTS - END OF PERIOD	31,059,327	5,169,808	31,059,327	5,169,808

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2002.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

2.

Supplemental Cash Flow Information

	Three Months ended September 30		Nine Months ended September 30
	2003	2002	2003	2002
	$	$	$	$
Non-cash Investing and Financing Activities
Shares issued to pay interest	-	94,618	-	289,745
Cash Activities
Taxes paid	16,800	32,079	79,357	201,908
Interest paid	-	-	-	-

3.

Incentive Stock Options

As permitted by the new accounting standard for stock-based compensation, the Company has elected not to follow the fair value based method of accounting for stock options and to instead disclose the pro-forma effect of using that accounting method.

The following is the Company's pro forma earnings (loss) with the fair value method applied to all options issued subsequent to January 1, 2002.

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
	$	$	$	$

Earnings (loss) for the period	7,927	(626,836)	(210,492)	(1,734,442)
Compensation expense related to fair value of stock options	-	-	-	(102,587)
Pro forma earnings (loss) for the period	7,927	(626,836)	(210,492)	(1,837,029)
Pro forma earning (loss) per share: Basic and Diluted	0.00	(0.01)	0.00	(0.04)

	2003	2002
Expected volatility	-	73%
Risk-free interest rate	-	4.0%
Expected lives	-	2 years
Dividend yield	-	Nil

The fair value of each option grant is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

4.

Share Capital

a)

Private Placements

On May 9, 2003 the Company completed a private placement of 3,700,000 flow through common shares at a price of $1.35 per share, resulting in gross proceeds of $4,995,000.  In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at a price of $1.35 per share on or before May 9, 2004.

On August 21, 2003 the Company completed a private placement of 740,740 units at a price of $1.35 per unit, resulting in gross proceeds of $1,000,000.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $1.60 per share on or before August 21, 2005.

On September 10, 2003, the Company completed a private placement of 11,500,000 units at a price of $2.00 per unit, resulting in gross proceeds of $23 million.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $2.50 per share, on or before September 10, 2005.

b)

Convertible Debenture

In the quarter ended June 30, 2003, 11,666,690 common shares were issued pursuant to the conversion of non-interest bearing $7 million convertible debentures.

c)

Warrants

Warrants issued pursuant to private placements as at September 30, 2003 and the changes during the periods ended on those dates is presented below.  One warrant is exchangeable for one common share:

	Three months ended September 30		Nine months ended September 30
	2003		2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	1,003,555	$1.34	5,358,055	$0.75
Granted	6,120,370	$2.45	6,342,370	$2.41
Exercised	(133,160)	$1.34	(4,709,660)	$0.67
Outstanding at end of period	6,990,765	$2.26	6,990,765	$2.26

a)

Incentive Stock Options

The Company maintains an incentive stock option plan ("the plan") covering officers, directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 7,000,000 shares.

The status of stock options granted to officers, employees and directors as at September 30, 2003 and the changes during the periods ended is presented below:

	Three months ended September 30 2003		Nine months ended September 30 2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	3,465,700	$0.96	4,087,000	$0.93
Granted	-	-	-	-
Exercised	(1,010,000)	$0.82	(1,631,300)	$0.81
Outstanding at end of period	2,455,700	$1.02	2,455,700	$1.02

5.

Commitments

At September 30, 2003, the Company has a commitment to incur $7,000,000 of eligible flow through expenditures at Casa Berardi prior to December 31, 2003 and an additional $4,995,000 prior to December 31, 2004.

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC  V6C 3A8

Item 2.

Date of Material Change:

 November 10, 2003

Item 3.

Press Release

News release issued on November 6, 2003 via Canada NewsWire Ltd.
- Canada and U.S. wide dissemination (copy attached).

Item 4.

Summary of Material Change

Aurizon's common shares have been approved for listing on the American Stock Exchange (the "AMEX").  The Company's common shares began trading on the AMEX on Monday, November 10, 2003, under the ticker symbol "AZK".  The Company's AMEX Specialist is AIM Securities Co.

The Company's common shares will continue to trade on the Toronto Stock Exchange under the symbol "ARZ".

Item 5.

Full Description of Material Change:

Aurizon's common shares have been approved for listing on the American Stock Exchange (the "AMEX").  The Company's common shares began trading on the AMEX on Monday, November 10, 2003, under the ticker symbol "AZK".  The Company's AMEX Specialist is AIM Securities Co.

The Company's common shares will continue to trade on the Toronto Stock Exchange under the symbol "ARZ".

Attached is a copy of the News Release, dated November 6, 2003, for your files and information.

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Act
and Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

N/A

Item 7.

Omitted Information:

N/A

Item 8.

Senior Contact Officers

David P. Hall, President & Chief Executive Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Aurizon Mines Ltd.
Material Change Report

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
14th day of November, 2003

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary

Shares Listed: Toronto Stock Exchange
TSX Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  20  - 2003

NOVEMBER 6, 2003
FOR IMMEDIATE RELEASE

AURIZON TO BEGIN TRADING ON THE AMERICAN STOCK EXCHANGE

Aurizon's common shares have been approved for listing on the American Stock Exchange (the "AMEX").  The Company expects to commence trading on the AMEX on Monday, November 10, 2003, under the ticker symbol "AZK".  The Company's AMEX Specialist will be AIM Securities Co. and investors are invited to view the Company's "Opening Bell Ceremony" at http://www.amex.com.

"We believe that the listing on AMEX will provide increased liquidity and greater exposure to a larger capital market by allowing our investors to trade Aurizon shares on a major U.S. exchange." stated David P. Hall, President and Chief Executive Officer.

The Company's shares will continue to trade on the Toronto Stock Exchange under the symbol "ARZ".

Aurizon is a Canadian-based gold producing mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares currently trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements", including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Report on Form 20-F filed as an alternative for of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission , and with the Toronto Stock Exchange.